UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 29, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC 20036

(Address of principal executive offices)               (ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Item 9.	Other Events

Status of Our Public Offering Pursuant to Regulation A

As previously discussed in the Offering Circular dated January 6, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”), on January 6, 2016 (the “Offering Circular”), we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on January 6, 2016.

As of July 31, 2016, we had raised total gross offering proceeds of approximately $30.5 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 3.05 million of our common shares.

The Offering is expected to terminate on or before January 6, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Promissory Grid Note

On July 29, 2016, Fundrise Equity REIT, LLC (the “Company”) entered into an Amended and Restated Promissory Grid Note (the “Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Promissory Grid Note. The Amended and Restated Promissory Note replaces the earlier Promissory Grid Note by and between Lender and the Company, dated as of March 28, 2016.

Availability

The Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of July 29, 2016, there was one other similar promissory grid note outstanding.

Collateral

The Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 2.5% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Amended and Restated Promissory Grid Note is due and payable on October 31, 2016.

Purpose

While there are no restrictions on the use of the proceeds received under the Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

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The foregoing description of the Amended and Restated Promissory Grid Note does not purport to be complete.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated November 24, 2015, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: August 4, 2016

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